March 30, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Vincent Di Stefano and Mr. Asen Parachkevov

Re:	ClearBridge Energy MLP Total Return Fund Inc. (the “Fund”)

Post-Effective Amendment No. 4 to Registration Statement on Form N-2,

File Numbers 811-22693 & 333-191067 (“Post-Effective Amendment”)

Acceleration Request

The Fund, pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Post-Effective Amendment to the Registration Statement on Form N-2 be accelerated so that the Post-Effective Amendment may become effective at 10:00 a.m., Eastern Standard Time, on March 31, 2015, or as soon thereafter as practicable.

The Fund hereby acknowledges that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Fund may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Benjamin Wells (212-455-2516) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

CLEARBRIDGE ENERGY MLP TOTAL RETURN FUND INC.

/s/ Kenneth D. Fuller
Name: Kenneth D. Fuller
Title: Chairman, President and Chief Executive Officer